SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                               Candela Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    136907102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 March 11, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D


------------------------------                         -------------------------
CUSIP No. 136907102                                    Page 2 of 9 Pages
------------------------------                         -------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              804,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                804,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            804,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D


------------------------------                         -------------------------
CUSIP No. 136907102                                    Page 3 of 9 Pages
------------------------------                         -------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              804,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                804,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            804,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------------                         -------------------------
CUSIP No. 136907102                                    Page 4 of 9 Pages
------------------------------                         -------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              492,500
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                492,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            492,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the
Schedule 13D filed on September 7, 2007 (as amended by this Amendment No. 1, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Daniel S. Loeb, an individual ("Mr. Loeb"), and Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund", and together with the Management Company and Mr. Loeb, the "Reporting Persons"). This Amendment No. 1 relates to the common stock, par value $0.01 per share (the "Common Stock"), of Candela Corporation, a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, including the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds have expended an aggregate of approximately $9,104,621 of their own investment capital to acquire the 804,000 shares of Common Stock held by them (the "Shares") on March 12, 2008. The Offshore Fund has expended an aggregate of approximately $5,567,980 of its own investment capital to acquire its 492,500 shares of Common Stock held on March 12, 2008. The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp., Goldman, Sachs & Co., Citigroup Global Markets, Inc. and UBS Securities LLC, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.


Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of March 12, 2008, the Management Company and Mr. Loeb beneficially owned 804,000 shares of Common Stock. The Shares represent 3.5% of the 23,160,093 shares of Common Stock outstanding as of February 5, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2007. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares. As of March 12, 2008, the Offshore Fund directly beneficially owned 492,500 shares of Common Stock, representing 2.1% of the outstanding shares of Common Stock.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 804,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 492,500 shares of Common Stock held by the Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds (at the direction of the Management Company and Mr.
Loeb) in Common Stock during the past 60 days. Schedule B hereto sets forth certain information with respect to transactions during the past 60 days by the Offshore Fund (at the direction of the Management Company and Mr. Loeb) in Common Stock. All of the transactions set forth on Schedule A and Schedule B were effected in the NASDAQ Global Select Market. Except as set forth on Schedules A and B, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) The Offshore Fund ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on March 11, 2008. Each of the Management Company and Mr. Loeb ceased to be the benficial owners of more than five percent of the outstanding Common Stock on March 12, 2008.

                         [Signatures on following page]

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2008


                                 THIRD POINT LLC

                                 By:   Daniel S. Loeb, Chief Executive Officer


                                 By: /s/ Keith Waller
                                     -------------------------------------------
                                     Name:  Keith Waller
                                     Title: Attorney-in-Fact



                                 THIRD POINT OFFSHORE FUND, LTD.

                                 By:   Daniel S. Loeb, Director


                                 By: /s/ Keith Waller
                                     -------------------------------------------
                                     Name:  Keith Waller
                                     Title: Attorney-in-Fact



                                 DANIEL S. LOEB


                                 By: /s/ Keith Waller
                                     -------------------------------------------
                                     Name:  Keith Waller
                                     Title: Attorney-in-Fact



               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                      WITH RESPECT TO CANDELA CORPORATION]




                                                    Schedule A
                                                    ----------


                                   (Transactions by the Funds in Common Stock
                                             during the past 60 days)


         Date                   Transaction                       Shares                       Price Per Share($)

------------------------ ---------------------------- --------------------------------- -----------------------------------
        3/11/08                     SELL                         (518,700)                            3.930
------------------------ ---------------------------- --------------------------------- -----------------------------------
        3/11/08                     SELL                         (130,000)                            3.950
------------------------ ---------------------------- --------------------------------- -----------------------------------
        3/11/08                     SELL                           (500)                              3.947
------------------------ ---------------------------- --------------------------------- -----------------------------------
        3/12/08                     SELL                         (15,200)                             3.674
------------------------ ---------------------------- --------------------------------- -----------------------------------
        3/12/08                     SELL                         (2,800)                              3.647
------------------------ ---------------------------- --------------------------------- -----------------------------------
        3/12/08                     SELL                        (650,000)                             3.520
------------------------ ---------------------------- --------------------------------- -----------------------------------
        3/12/08                     SELL                         (80,000)                             3.500
------------------------ ---------------------------- --------------------------------- -----------------------------------


                                                    Schedule B
                                                    ----------


                                (Transactions by the Offshore Fund in Common Stock
                                             during the past 60 days)


         Date                   Transaction                       Shares                       Price Per Share($)

------------------------ ---------------------------- --------------------------------- -----------------------------------
        3/11/08                     SELL                         (424,000)                            3.930
------------------------ ---------------------------- --------------------------------- -----------------------------------
        3/11/08                     SELL                          (90,000)                            3.950
------------------------ ---------------------------- --------------------------------- -----------------------------------
        3/11/08                     SELL                           (300)                              3.947
------------------------ ---------------------------- --------------------------------- -----------------------------------
        3/12/08                     SELL                          (9,400)                             3.674
------------------------ ---------------------------- --------------------------------- -----------------------------------
        3/12/08                     SELL                          (1,600)                             3.647
------------------------ ---------------------------- --------------------------------- -----------------------------------
        3/12/08                     SELL                         (398,700)                            3.520
------------------------ ---------------------------- --------------------------------- -----------------------------------
        3/12/08                     SELL                         (55,500)                             3.500
------------------------ ---------------------------- --------------------------------- -----------------------------------